--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase a portion of the Shares (as defined below) of Conrail Inc., a Pennsylvania corporation ("Conrail").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name and address of the principal executive offices of Conrail is Conrail Inc., 2001 Market Street, Two Commerce Square, Philadelphia, Pennsylvania 19101. This Schedule 14D-9 relates to Conrail's Common Stock, par value $1.00 per share (including the associated Common Stock Purchase Rights) (the "Common Stock"), and Conrail's Series A ESOP Convertible Junior Preferred Stock, without par value (including the associated Common Stock Purchase Rights) (the "Preferred Stock", and together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer made by Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated October 16, 1996, to purchase an aggregate of 17,860,124 of the outstanding Shares at $92.50 per Share (the "Offer Price"), net to the seller in cash and without interest (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1996, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 14, 1996, among Conrail, Purchaser and CSX (the "Merger Agreement"), which provides for the making of the Offer by Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Conrail with and into Purchaser (the "Merger"), with Purchaser continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each share of Common Stock outstanding at the Effective Time (as defined in the Merger Agreement) (other than shares of Common Stock held in the treasury of Conrail or held by CSX or any subsidiary of CSX or Conrail) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive shares of Common Stock, par value $1.00 per share, of CSX ("CSX Stock") at a fixed exchange ratio (the "Exchange Ratio") of 1.85619 shares of CSX Stock for each share of Common Stock. Each share of Preferred Stock will, immediately prior to the Effective Time, pursuant to the terms of Conrail's Articles of Incorporation and the Merger Agreement and without any action by the holder thereof, automatically convert into Common Stock and in the Merger will be converted into the right to receive shares of CSX Stock at the Exchange Ratio. In the event that Conrail is unable to obtain the Company Pennsylvania Shareholder Approval (as defined below) and the Merger is consummated, the Common Stock will be converted into the right to receive cash and CSX Stock in the Merger, as more fully described in the Merger Agreement and the Offer to Purchase. The Merger Agreement, a copy of which is filed as Exhibit
(c)(1) hereto, is summarized in Section 13 of the Offer to Purchase.

     Conrail will also be soliciting proxies in connection with a vote of Conrail's shareholders to amend Conrail's Articles of Incorporation to opt out of Subchapter E of Chapter 25 ("Subchapter E") of the Pennsylvania Business Corporation Law of 1988, as amended ("PBCL"). Subchapter E provides generally that, unless a corporation has elected to opt out of the requirements of Subchapter E through the adoption of a provision in the corporation's charter and/or bylaws, upon the acquisition by a person or a group (a "Control Person") of voting power over voting shares of the corporation that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation, any holder of voting shares of the corporation may require the Control Person to pay to such holder a certain sum in respect of such shares calculated in accordance with the terms of Subchapter E (which in this instance would equal or exceed the Offer Price). The Offer is currently structured as an offer to purchase 19.9% of Conrail's issued and outstanding Shares, the maximum percentage permissible without triggering the provisions of Subchapter E. If, prior to the expiration of the Offer, the shareholders of Conrail approve the amendment to Conrail's Articles of Incorporation to render Subchapter E no longer applicable to Conrail (the "Company Pennsylvania Shareholder Approval"), Purchaser may, depending on the circumstances, increase the maximum number of Shares that will be accepted in the Offer to a number of Shares which, when added to the aggregate number of Shares then owned beneficially by CSX (other than pursuant to the Stock Option Agreement dated as of October 14, 1996 between Conrail and CSX (the "Conrail Stock Option Agreement")), would equal 40% of the fully diluted Shares. Alternatively, Purchaser may elect to purchase Shares pursuant to the Offer and commence, after the conclusion of the Offer, a separate tender offer for a number of additional Shares which, when added to the aggregate number of Shares then owned beneficially by CSX (other than pursuant to the Conrail Stock Option Agreement), would equal 40% of the fully diluted Shares. Conrail has agreed in the Merger Agreement to seek the Company Pennsylvania Shareholder Approval as soon as practicable after execution of the Merger Agreement.

     The Merger Agreement provides that, at any time following the Company Pennsylvania Shareholder Approval, if CSX and its subsidiaries do not already own 40% of the fully diluted Shares (excluding Shares that would be outstanding upon exercise of the Conrail Stock Option Agreement described in the Offer to Purchase), CSX may, and at the written request of Conrail is required to, commence an offer (the "Second Offer") to purchase up to that number of Shares which, when added to the aggregate number of Shares then beneficially owned by CSX (other than pursuant to the Conrail Stock Option Agreement), would equal 40% of such Shares, at a price not less than the Offer Price. The Second Offer, if it occurs, will be on terms no less favorable to the shareholders of Conrail than the Offer.

     The Schedule 14D-1 states that the principal executive offices of Purchaser and CSX are located at 901 East Cary Street, Richmond, Virginia 23219.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of Conrail, which is the person filing this statement, are set forth in Item 1 above.

     (b) (1) General. The information contained under the caption "MERGER AGREEMENT; OTHER AGREEMENTS" of the Offer to Purchase is incorporated herein by reference. Reference is hereby made to the information contained under the captions "OWNERSHIP BY MANAGEMENT OF EQUITY SECURITIES", and "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS", in Conrail's proxy statement dated April 3, 1996 relating to Conrail's Annual Meeting of Shareholders. The relevant pages thereof are filed as Exhibit (c)(7) hereto.

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger.

     Employment Agreements. Prior to the execution of the Merger Agreement, Conrail and CSX (the "Companies") and each of their respective executive officers were parties to change in control/severance agreements which provide for, among other things, the payment of severance amounts and benefits upon certain terminations of employment in connection with a change in control of the respective Companies. The Chief Executive Officers of each of the Companies have entered into new employment agreements with CSX which will also become effective at the Effective Time. In addition, the Chief Executive Officer of Conrail has entered into a new change in control agreement with CSX, which will also become effective as of the Effective Time, in replacement of his existing change in control agreement with Conrail. If the Merger Agreement is terminated prior to the Effective Time, neither of the new employment agreements or the new change in control agreement will take effect, and the corresponding existing change in control/severance agreements for each Chief Executive Officer will continue in effect. Set forth below are descriptions of the new agreements.

     CHIEF EXECUTIVE OFFICER OF PARENT.  The new employment agreement for John
W. Snow (the "Snow Agreement"), presently the Chairman of the Board and Chief Executive Officer of CSX, provides that, as of the consummation of the Merger at the Effective Time, Mr. Snow will become Chairman of the Board and Chief Executive Officer of CSX, which will be renamed ("Parent"). The Snow Agreement provides for a term as Chief Executive Officer of Parent beginning at the Effective Time and terminating on the second anniversary of the Effective Time (the "CEO Employment Term"). During the CEO Employment Term, Mr. Snow will receive annual base salary at not less than the level in effect immediately prior to the Effective Time. At the conclusion of the CEO Employment Term, Mr. Snow will continue as Chairman of the Board of Parent for two additional years and will serve as Chairman Emeritus of Parent for one additional year thereafter at the same rate of base salary as in effect immediately prior to the expiration of the CEO Employment Term.

     If Mr. Snow is involuntarily terminated without "cause," or he voluntarily terminates for "good reason," his termination benefits will include (i) a lump sum payment equal to the greater of (x) and (y) where (x) equals the sum of (a) his annual base salary and (b) highest annual bonus paid in the three preceding years ("Recent Bonus") times (c) the number of years (prorated for partial years) then remaining in the five-year term of the Snow Agreement, and where (y) equals three times the sum of (a) his annual base salary and (b) his Recent Bonus, (ii) a lump sum payment equal to the additional amount he would have accrued under Parent's qualified and nonqualified pension plans had he been credited with three years of additional service, (iii) welfare benefit continuation for three years, and (iv) outplacement services. The Snow Agreement also provides that Mr. Snow will receive a "gross-up" payment to reimburse him, on an after-tax basis, for excise taxes that may be imposed upon him under
Section 4999 of the Code on account of the payment of any "excess parachute payments," as defined in Section 280G of the Code ("Excise Taxes").

     The Snow Agreement defines "cause" as a finding by 75% or more of the Board of Directors of Parent of Mr. Snow's (i) continued failure to substantially perform his duties, (ii) his willful engagement in illegal conduct or gross misconduct which is materially and demonstrably injurious to Parent, (iii) his conviction of a felony or entering of a guilty or nolo contendere plea, or (iv) his breach of certain confidentiality covenants. The Snow Agreement defines "good reason" as (a) a material diminution in his position, authority, duties or responsibilities, (b) a breach by Parent of a material provision of the employment agreement, (c) the required relocation of Mr. Snow, without his consent, more than 35 miles from his employment location at the Effective Time,
(d) any purported termination by Parent of Mr. Snow not in accordance with the Snow Agreement, and (e) a successor to Parent failing to assume any liabilities under the Snow Agreement.

     CHIEF OPERATING OFFICER OF PARENT.  The new employment agreement of David
M. LeVan (the "LeVan Agreement"), presently the Chairman of the Board, President and Chief Executive Officer of Conrail, provides that, as of the Effective Time, Mr. LeVan will become the Chief Operating Officer and President of Parent and Chief Executive Officer and President of each of Parent's railroad businesses. Upon expiration of Mr. Snow's CEO Employment Term no later than the second anniversary of the Effective Time, the LeVan Agreement provides that Mr. LeVan will become Chief Executive Officer of Parent, and will become Chairman of the Board of Parent following Mr. Snow's departure from that position no later than two years thereafter. The initial term of the LeVan Agreement is five years and it will be automatically renewed, subject to any prior termination, for successive one-year periods on the fifth anniversary of the Effective Time and each anniversary thereafter unless either party gives at least three months' prior notice of non-renewal. The other terms of the LeVan Agreement are substantially the same as those in the Snow Agreement, except that the LeVan Agreement (i) provides, prior to Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum base salary equal to the greater of 90% of Mr. Snow's annual base salary and $810,000, and a minimum bonus equal to 100% of base salary, but not less than 90% of the bonus paid or awarded to Mr. Snow and not less (as a percentage of base salary) than any bonus paid or awarded to any other senior executive of Parent, (ii) provides, upon Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum annual base salary of not less than the annual base salary then being paid to Mr. Snow and not less than $900,000, and long-term incentive (including stock award) opportunities not less than those afforded any other senior executives of Parent and not less than 90% of Mr. Snow's long-term incentive opportunities, (iii) does not provide for Mr. LeVan's continuing services as Chairman of the Board of Parent following his termination of employment and (iv) provides that "good reason" includes a failure to elect Mr. LeVan as Chief Executive Officer of Parent by the second anniversary of the Effective Time, a failure to elect Mr. LeVan as Chairman of the Board of Parent by the fourth anniversary of the Effective Time and the removal of Mr. LeVan as a director or from any of his specified employment positions. A copy of the LeVan Agreement is filed as Exhibit (c)(4) hereto.

     Change in Control Agreements. The new change in control agreement of Mr. LeVan is substantially similar to Mr. Snow's change in control agreement. Under such agreements, if either executive is involuntarily terminated or terminates for "good reason" within three years following a change in control (for purposes of Mr. Snow's and Mr. LeVan's respective agreements, the transactions contemplated by the Merger Agreement will not constitute a change in control thereunder), he will be paid an amount equal to three times the sum of (i) his annual base salary and (ii) the highest bonus paid within the three years preceding such termination, three years' deemed additional service under Parent's qualified and nonqualified pension plans, three years' welfare benefit continuation and outplacement services. The agreements also provide for a gross-up for any Excise Taxes payable by the executive. Compensation and benefits payable or provided under the change in control agreements will be offset by any comparable compensation and benefits paid, respectively, under the Snow Agreement and the LeVan Agreement.

     Effect of the Merger on Employee Benefit and Stock Plans. In addition to the provisions relating to employment agreements described above, the Merger Agreement contemplates that certain additional actions will be taken in respect of employee benefit and stock plans in which executive officers of the Companies or Parent or the Surviving Corporation are eligible to participate. CSX shall cause the Surviving Corporation to honor all obligations under employment agreements and employee benefit plans, programs, policies and arrangements of Conrail and CSX in accordance with the terms of the Merger Agreement. The Surviving Corporation will provide, or cause its subsidiaries to provide, benefits to Conrail employees on a basis no less favorable in the aggregate to those provided to similarly-situated employees of CSX. For a two-year period following the Effective Time, CSX shall, or shall cause the Surviving Corporation, to establish and maintain a plan to provide severance and termination benefits to all non-union employees of Conrail and CSX terminated as a result of, or in connection with, the Merger, which benefits shall be determined consistent with industry standards and taking into account those benefits provided in recent similar transactions in the industry.

     In accordance with the Merger Agreement and the terms of the outstanding employee stock options granted under Conrail's and CSX's respective stock option plans, as of the Effective Time, all such options will be deemed to constitute an option to acquire (on the same terms and conditions as were applicable under such option, including vesting) the same number of shares of CSX Stock as the holder of such option would have been entitled to receive pursuant to the Merger Agreement had such holder exercised such option in full immediately prior to the Effective Time, at a price per share of CSX Stock equal to (i) the aggregate exercise price for the shares of Conrail Common Stock otherwise purchasable pursuant to such Conrail option, divided by (ii) the aggregate number of shares of CSX Stock deemed purchasable pursuant to such option.

     In addition, the transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of certain Conrail and CSX executive compensation arrangements which include change in control provisions. As a result, (i) all outstanding options will immediately become vested and exercisable or payable and the restrictions on all restricted and phantom stock awards will vest and outstanding performance shares will be deemed accrued and the shares will become immediately deliverable, and (ii) all change in control severance agreements will be triggered, thereby entitling executives and other key employees covered thereunder to be entitled to the severance benefits provided under such agreements if their employment is subsequently terminated involuntarily or the employee terminates for "good reason" within specified periods. The consummation of the Offer will constitute a "change in control" for purposes of Conrail's plans, agreements and arrangements.

Except as set forth above or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Conrail or its affiliates and (i) Conrail, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendations of the Board of Directors

     At a meeting held on October 14, 1996, the Board of Directors of Conrail unanimously (i) determined that the terms of the Offer and the Merger are in the best interest of Conrail; (ii) approved the terms of the Merger Agreement and the Option Agreements (as defined in the Merger Agreement) and authorized the execution and delivery thereof; and (iii) recommended that the shareholders of Conrail accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board of Directors of Conrail unanimously recommends that the shareholders of Conrail tender their Shares pursuant to the Offer. Copies of a press release announcing the Merger Agreement and the transactions contemplated thereby, and a letter to the shareholders of Conrail communicating the Board's recommendation are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are included herein by reference.

     (b)(1) Background.

     As part of its long-term planning process, Conrail has been involved in an ongoing review of its commercial and strategic alternatives, which has included analyses of potential acquisitions of and combinations with other railroads. Recent industry consolidations confirm that railroads must offer their customers broad market reach via efficient, single-line service. This has required Conrail to reassess its position in the industry, resulting in Conrail's consideration of a possible combination with CSX. Conrail's analysis has demonstrated that a potential merger with CSX offers the needed combination of synergies, public benefits (including network efficiencies) and shareholder value.

     From time to time since August 1994, CSX has conveyed to senior managers of Conrail CSX's continuing interest in discussing a business combination and CSX's views as to the desirability of such a transaction. These contacts by CSX led to a discussion in July 1996 between David M. LeVan, Chairman, President and Chief Executive Officer of Conrail, and John W. Snow, Chairman, President and Chief Executive Office of CSX, generally regarding the consolidation in the railroad industry and the regulatory environment with respect to such consolidation. Following such discussion, each of the parties independently analyzed its strategic opportunities, including potential business combination transactions. Shortly following preliminary discussions between Mr. Snow and Mr. LeVan, on October 6, 1996, Mr. Snow and Mr. LeVan met to discuss the possibility for and the terms of a business combination between CSX and Conrail. Following that meeting, senior management of both companies, together with their financial and legal advisors, independently undertook to examine a possible transaction and to conduct detailed business reviews. On October 8, 1996, CSX and Conrail entered into a confidentiality agreement in connection with their discussions. Such discussions led to the negotiation of the Merger Agreement and the Option Agreements, which were executed on October 14, 1996.

     (2) Reasons for Recommendation.

     In making the determinations and recommendations set forth in subparagraph
(a) above the Board of Directors considered a number of factors, including, without limitation, the following:

          (i) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of Conrail's Shares to realize a significant premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

          (ii) the structure of the Offer and the use of a voting trust which allows holders of Shares to receive cash without waiting for approval of the Merger by the Surface Transportation Board;

          (iii) the opinions of Lazard Freres & Co. LLC ("Lazard Freres") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") to the effect that the consideration to be received by Conrail's shareholders in the Offer and the Merger, taken together, is fair to such shareholders from a financial point of view (copies of such opinions setting forth assumptions made and matters considered by Lazard Freres and Morgan Stanley are filed as Exhibits (a)(6) and (a)(7), respectively, and should be read in their entirety);

          (iv) the Board's duties under Pennsylvania law to act in the best interest of Conrail, and that under such law the Board may consider (a) the interests of all constituencies, including shareholders, employees, suppliers, customers and creditors, as well as communities in which Conrail has operations, (b) the short-term and long-term interests of Conrail and
     (c) all other pertinent factors;

          (v) the Board's view that the transactions contemplated by the Merger Agreement would result in significant efficiencies, operating benefits and commercial and other synergies that would benefit Conrail and its customers and be in the public interest, and that Conrail's shareholders would also benefit greatly from such efficiencies, benefits and synergies through their significant continued interest in the combined company;

          (vi) the Board's view that the benefits, efficiencies and synergies in the Merger better meet the needs of Conrail's constituencies than would other combinations with other railroads;

          (vii) the benefits that the Merger would provide to the customers of Conrail and CSX, including by providing them with the benefits of efficient high-quality service from a more comprehensive rail system with more points of origin and more new single-line and integrated transportation services, and with a rail company with the financial strength to support substantial capital investment in the railroad system;

          (viii) the benefits that the Merger would provide to the public through increased public safety and improved air quality due to, among other things, the resulting improvements in the principal alternative to truck movement over heavily-congested highways;

          (ix) the benefits provided generally to the communities served by Conrail, and particularly to local communities in Pennsylvania, including through maintaining the headquarters of the combined company in Philadelphia;

          (x) the fact that the Merger, while providing a significant premium to Conrail's shareholders, is being structured as a true merger-of-equals transaction in which 50% of the Board, and each Board committee, of Parent would be designated by Conrail;

          (xi) Mr. LeVan being named as the President and Chief Operating Officer of Parent and President and Chief Executive Officer of the railroads, and the fact that he is to become Chief Executive Officer of Parent two years after the consummation of the Merger;

          (xii) the intended treatment of the Merger as a tax-free reorganization for Federal income tax purposes; and

          (xiii) information with regard to the financial condition, results of operations, business and prospects of Conrail, the regulatory approvals required to consummate the Merger as well as current economic and market conditions (including current conditions in the industry in which Conrail is engaged).

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Lazard Freres has been retained by the Board of Directors of Conrail to act as a financial advisor to Conrail with respect to the transactions contemplated by the Merger Agreement. Pursuant to an engagement letter with Lazard Freres, Conrail has agreed to pay Lazard Freres for its services a cash fee equal to
 .17% of the aggregate consideration received by the holders of Shares, $2,750,000 of which is payable upon the execution of the Merger Agreement, $3,750,000 of which is payable upon the receipt of the requisite approvals of the shareholders of Conrail and CSX and the balance of which is payable at Closing (as defined in the Merger Agreement). Conrail has also agreed to pay Lazard Freres for its usual and customary expenses, including the fees of counsel, and to indemnify Lazard Freres against certain liabilities.

     In addition, Conrail has engaged Morgan Stanley to provide an opinion as to the fairness, from a financial point of view, of the consideration payable under the Merger Agreement. Pursuant to an engagement letter with Morgan Stanley, Conrail has agreed to pay Morgan Stanley a fee of $2,000,000, payable upon delivery of the opinion and an additional fee of $1,000,000 payable upon the receipt of the requisite approval of shareholders of Conrail. Conrail has also agreed to pay Morgan Stanley for its usual and customary expenses, including the fees of counsel, and to indemnify Morgan Stanley against certain liabilities.

     Neither Conrail nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail nor, to the best of Conrail's knowledge, any executive officer, director or affiliate of Conrail has effected a transaction in the Shares except that (i) on August 20, 1996, John P. Sammon, Senior Vice President -- CORE Service Group, exercised 17,375 options, selling 13,030 of the resulting Shares in a cashless exercise and retaining the remaining 4,345 Shares and (ii) 2,779 shares of Preferred Stock were allocated to the ESOP accounts of certain executive officers as of September 30, 1996. In addition, during the past 60 days, Conrail has repurchased 497,800 shares of Common Stock pursuant to its long-standing share repurchase program.

     (b) To the best of Conrail's knowledge, its executive officers and directors currently intend to tender their Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth or referenced in Items 3(b) or 4, no negotiation is being undertaken or is underway by Conrail in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction such as a merger or reorganization, involving Conrail or any subsidiary of Conrail;

          (2) a purchase, sale or transfer of a material amount of assets by Conrail or any subsidiary of Conrail;

          (3) a tender offer for or other acquisition of securities by or of Conrail; or

          (4) any material change in the present capitalization or dividend policy of Conrail.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

    *+(a)(1)    Offer to Purchase dated October 16, 1996.
    *+(a)(2)    Letter of Transmittal.
      (a)(3)    Text of press release issued by Conrail, dated October 15, 1996.
     *(a)(4)    Letter to shareholders of Conrail dated October 16, 1996.
     +(a)(5)    Form of Summary Advertisement dated October 16, 1996.
     *(a)(6)    Opinion of Lazard Freres & Co. LLC.
     *(a)(7)    Opinion of Morgan Stanley & Co. Incorporated.
         (b)    Not applicable.
     +(c)(1)    Agreement and Plan of Merger dated as of October 14, 1996.
     +(c)(2)    Conrail Stock Option Agreement dated as of October 14, 1996.
     +(c)(3)    CSX Stock Option Agreement dated as of October 14, 1996.
     +(c)(4)    Form of Voting Trust Agreement.
      (c)(5)    Employment Agreement of Mr. LeVan dated as of October 14, 1996.
      (c)(6)    Change of Control Agreement of Mr. LeVan dated as of October 14, 1996.
      (c)(7)    Pages 4-5, and 9-14 of Conrail's Proxy Statement dated April 3, 1996.

---------------

* Included in materials delivered to shareholders of Conrail.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated October 16, 1996, and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By /s/ DAVID M. LEVAN
                                          --------------------------------------
                                               Name: David M. LeVan
                                               Title:  Chairman, President and
                                                       Chief Executive Officer

Dated as of October 16, 1996

                                 EXHIBIT INDEX

    EXHIBIT                                   DESCRIPTION                                   PAGE NO.
    --------   --------------------------------------------------------------------------   --------
    *+(a)(1)   Offer to Purchase dated October 16, 1996..................................
    *+(a)(2)   Letter of Transmittal.....................................................
      (a)(3)   Text of press release issued by Conrail, dated October 15, 1996...........
     *(a)(4)   Letter to shareholders of Conrail dated October 16, 1996..................
     +(a)(5)   Form of Summary Advertisement dated October 16, 1996......................
     *(a)(6)   Opinion of Lazard Freres & Co. LLC........................................
     *(a)(7)   Opinion of Morgan Stanley & Co. Incorporated..............................
         (b)   Not applicable............................................................
     +(c)(1)   Agreement and Plan of Merger dated as of October 14, 1996.................
     +(c)(2)   Conrail Stock Option Agreement, dated as of October 14, 1996..............
     +(c)(3)   CSX Stock Option Agreement dated as of October 14, 1996...................
     +(c)(4)   Form of Voting Trust Agreement............................................
      (c)(5)   Employment Agreement of Mr. LeVan dated as of October 14, 1996............
      (c)(6)   Change of Control Agreement of Mr. LeVan dated as of October 14, 1996.....
      (c)(7)   Pages 4-5, and 9-14 of Conrail's Proxy Statement dated April 3, 1996......

---------------

* Included in materials delivered to shareholders of Conrail.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated October 16, 1996, and incorporated herein by reference.